October 10, 2017

Lauren Hamilton
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
3 World Financial Center
New York, NY 10281

Lisa Larkin
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Resource Real Estate Diversified Income Fund; File Nos. 333-220266, 811-22749

Dear Ms. Hamilton and Ms. Larkin:

On August 30, 2017, Resource Real Estate Diversified Income Fund (the “Registrant” or the “Fund”) filed Form N-2 to register additional shares of the Fund.

On September 27, 2017, you provided comments regarding such Form N-2 via telephone to Craig Foster. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

Cover Page

1.
Comment: Item 2(2) of Form N-2 requires the Registrant to disclose on the cover page information regarding overallotment options or stabilization activity, if applicable, as required by Rule 481(d) under the Securities Act. Please confirm there is no need for such disclosure or add if necessary.

Response: The Registrant confirms that there is no need for such disclosure.

Prospectus Summary – Investment Strategy

2.
Comment: We note that the disclosure indicates that the “investment vehicles in which the Fund invests may employ a wide variety of investment strategies.” If the Fund uses a Cayman subsidiary to make any investments discussed, please add additional disclosure describing that arrangement.

Response: The Registrant does not use a Cayman subsidiary to invest Fund assets.

Control Persons

3.
Comment: We note that the disclosure indicates that as of August 18, 2017, Pershing LLC owned of record or beneficially 25% or more of the outstanding shares of the Fund. Please confirm that the disclosure should not also indicate that Private Trust Company owned of record or beneficially 25% or more of the outstanding shares of the Fund.

Response: The Registrant so confirms.

Financial Highlights

4.
Comment: Please include the information required by Item 4(3) of Form N-2 related to senior securities issued by the Registrant, and clarify how the Fund meets the audit requirement for senior securities.

Response: The Registrant undertakes to include the information required by Item 4(3) of Form N-2 in the financial highlights in the annual report for the period ended September 30, 2017, which will be audited and included in the Fund’s upcoming annual registration statement update.

Investment Strategy

5.	Comment: Please provide additional disclosure if the Fund intends to purchase or sell private real estate investment trusts or funds through private secondary market transactions.

Response: The Fund may on occasion purchase non-traded REITs in secondary market transactions, as currently disclosed in the following sentence, which appears in the prospectus under “Non-Traded REITs” in the section entitled “The Adviser’s Strategy”:

The Fund's investments in Non-Traded REITs may be made at their offering prices, their NAV or through the purchase of such shares at a discount on the secondary market.

As part of the Fund’s upcoming annual registration statement update, the Registrant will review its current disclosure and update it, if necessary, to reflect any other types of assets that may be purchased by the Fund on the secondary market.

Fee Table and Expense Example

6.
Comment: The SEC staff believes that any recapture of the fee waived should generally occur within the three years of waiver or reimbursement. Please confirm that this is the case, if and if it is, please revise the disclosure. In addition, please disclose that any recapture provision is limited to the lesser of the expense cap in effect at the time of waiver and the expense cap in effect at the time of recapture. Finally, please ensure that all footnotes to the expense examples that state Fund expenses in the absence of an early withdrawal charge are consistent with the expense example tables showing similar information.

Response: The Registrant confirms that it is currently limiting the recapture period to the three years following the date of the waiver or reimbursement, and that the recapture is limited to the lesser of the expense cap in effect at the time of waiver and the expense cap at the time of recapture. Because the Registrant’s fiscal year-end is September 30, it has determined to revise its disclosure related to fee and expense recapture to reflect current practice in connection with its next annual registration statement update pursuant to Rule 486(b) under the Securities Act, and at such time, the Registrant will ensure that all footnotes to expense examples are consistent with tables showing similar information.

Very truly yours,

/s/Craig A. Foster

Craig A. Foster

cc: JoAnn M. Strasser